Exhibit 99.1

August 10, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Glory Star New Media Group Holdings Limited
CIK No: 0001738758

Dear Sir or Madam:

We have read the Form 6-K dated August 10, 2021 of Glory Star New Media Group Holdings Limited (the “Registrant”) and are in agreement with the statements contained therein as it pertains to our firm.

We have no basis to agree or disagree with any other statements of the Registrant contained in the Form 6-K.

/s/ Friedman LLP

New York, New York